Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

TABLE OF CONTENTS

1	INTRODUCTION	3
2	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
3	THIRD QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS	6
4	PROPERTY SUMMARY	7
5	SUMMARY OF QUARTERLY RESULTS	34
6	DISCUSSION OF OPERATIONS	34
7	PROPOSED TRANSACTIONS	36
8	LIQUIDITY AND CAPITAL RESOURCES	36
9	CONTINGENCIES	38
10	RELATED PARTY DISCLOSURES	39
11	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	40
12	FINANCIAL INSTRUMENTS AND RELATED RISKS	41
13	RISKS AND UNCERTAINTIES	42
14	DISCLOSURE CONTROLS AND PROCEDURES	43
15	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	44
16	DISCLOSURE OF OUTSTANDING SHARE DATA	44
17	OFF-BALANCE SHEET ARRANGEMENTS	44

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

1.  INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Prophecy Development Corp. and its subsidiaries (“Prophecy”, or the “Company”) was prepared by management as at November 13, 2019 and was reviewed, approved, and authorized for issue by the Company’s Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company and notes thereto for the three and nine months ended September 30, 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board. This MD&A should be read also in conjunction with both the audited annual consolidated financial statements for the year ended December 31, 2018 (prepared in accordance with IFRS) (“Annual Financial Statements”) and the related annual MD&A (“Annual MD&A”) dated March 29, 2019, and the 2018 Annual Report (“Form 20-F”), all of which are available under the Company’s SEDAR profile at www.sedar.com.

The information provided herein supplements but does not form part of the financial statements. Financial information is expressed in Canadian Dollars, unless stated otherwise. Readers are cautioned that this MD&A contains “forward-looking statements” and that actual events may vary from management’s expectations. Readers are encouraged to read the cautionary note contained herein regarding such forward-looking statements. Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) are contained in the Company’s most recently filed Form 20-F which is available on the Company’s website at www.prophecydev.com and on SEDAR at www.sedar.com and on Edgar at www.sec.gov.

Description of Business

Prophecy is a company amalgamated under the laws of the Province of British Columbia, Canada. The Company’s Common shares (the “Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PCY”, the OTCQX® Best Market under the symbol “PRPCF” and the Frankfurt Stock Exchange under the symbol “1P2N”.

We are an exploration stage company focusing on mining and energy projects in the United States, Canada, Bolivia and Mongolia. We have a 100% interest in two vanadium projects in North America including the Gibellini vanadium project which is comprised of the Gibellini and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA (the “Gibellini Project”) and the Titan vanadium-titanium-iron project comprised of the Titan vanadium-titanium-iron deposit and related claims located in the Province of Ontario, Canada. We also own a 100% interest in the Pulacayo project, a silver-lead-zinc Pulacayo and Paca deposits located in Bolivia (the “Pulacayo Project”). We also own a 100% interest in three coal properties in Mongolia: the Ulaan Ovoo property, the Khavtgai Uul property and the Chandgana Tal property, in addition to the land use right and construction license for the Chandgana power plant project.

Our principal business is the acquisition, exploration and development of mineral and energy projects. We specialize in mine permitting, construction, and operations.

Our business strategy focus is to make our Gibellini Project the first operating primary vanadium mine in North America, offering the best quality vanadium pentoxide product that exceeds customer requirements in a variety of high-tech applications such as batteries and aerospace.

Also, we restarted the development of the Pulacayo Project. The Pulacayo Mining Production Contract executed in October 2019 grants Prophecy the 100% exclusive right to development and mine at the Pulacayo and Paca concessions for up to 30 years.

In 2019, silver price has risen from $14.5/oz in May to the high of $19.5/oz in September. With $25 million invested in Pulacayo silver, including 98,000 meters of diamond drilling and engineering studies, and the granting of mining license, Pulacayo is a top tier silver asset which Prophecy intends to accelerate its development to production.

The vanadium and silver resources are part of a portfolio of projects we are building that, through their diversity of locations, commodities and products, reduces our exposure to adverse regulation and political climates and changes in specific commodity prices. A diverse portfolio of projects from which a variety of minerals are mined and sold provides multiple opportunities to maintain revenue and is one facet of our efforts to attain our ultimate objective of stable positive cash flow.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

General Corporate Information:

At September 30, 2019 and November 13, 2019, Prophecy had: (i) 110,607,557 and 121,299,508 Shares issued and outstanding respectively; (ii) 8,435,000 and 9,752,500 stock options for Shares outstanding respectively; (iii) 26,666,597 Share purchase warrants for Shares outstanding.
Transfer Agent and Registrar Computershare Trust Company of Canada 3rd Floor, 510 Burrard Street Vancouver, BC, Canada V6C 3B9 Tel: +1 (604) 661-9400

Investor and Contact Information
All financial reports, news releases and corporate information can be accessed by visiting our website at: www.prophecydev.com,Tel: +1 (604) 569-3661 ext. 101 Email: ir@prophecydev.com
Head Office and Registered Office Suite 1610 - 409 Granville Street Vancouver, BC, Canada V6C 1T2 Tel: +1 (604) 569-3661

Directors and Officers

As at the date of this MD&A, Prophecy’s directors and officers were as follows:

Directors	Officers
John Lee, Executive Chairman	Michael Doolin, COO and Interim Chief Executive Officer
Greg Hall	Irina Plavutska, Chief Financial Officer
Masa Igata	Michael Drozd, Vice-President, Operations and Metallurgy
Marc Leduc	Danniel Oosterman, Vice-President, Exploration
Ron Clayton	Ron Espell, Vice-President, Environment and Sustainability
Rocio Echegaray, Corporate Secretary

Audit Committee	Corporate Governance and Compensation Committee
Greg Hall (Chair)	Greg Hall (Chair)
Masa Igata	Masa Igata
John Lee

Qualified Persons

Danniel Oosterman, B.Sc.(Hons), PGeo, is a qualified person as defined under NI 43-101. Mr. Oosterman serves as the Company’s Vice-President, Exploration and qualified person. He is not considered independent of Prophecy given the large extent that his professional time is dedicated solely to Prophecy. Mr. Oosterman has reviewed and approved the technical and scientific disclosure regarding the mineral properties of Prophecy contained in this MD&A.

2.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains” forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation concerning anticipated developments in the Company’s continuing and future operations in the United States, Canada, Bolivia and Mongolia, and the adequacy of the Company’s financial resources and financial projections. Such forward-looking statements include but are not limited to statements regarding the permitting, feasibility, plans for development of the Gibellini Project; development of the Titan Project; development of the Pulacayo project; development and production of electricity from Prophecy’s Chandgana power plant, including finalizing of any power purchase agreement; the likelihood of securing project financing; estimated future coal production at the Chandgana project; and coal production at the Ulaan Ovoo coal property and the Chandgana project, and other information concerning possible or assumed future results of operations of Prophecy. See in particular, Section 4 – Property Summary.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Forward-looking statements in this document are frequently identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “potentially” or similar expressions, or statements that events, conditions or results “will”, “may”, “would”, “could”, “should” occur or are “to be” achieved, and statements related to matters which are not historical facts. Information concerning management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in such forward-looking statements made by Prophecy.

In making the forward-looking statements in this MD&A, Prophecy has made several assumptions that it believes are appropriate, including, but not limited to assumptions that: all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of Prophecy’s properties and the Chandgana power plant; there being no significant disruptions affecting operations, whether due to labour disruptions or other causes; currency exchange rates being approximately consistent with current levels; certain price assumptions for vanadium, silver, other metals and coal, prices for and availability of fuel, parts and equipment and other key supplies remain consistent with current levels; production forecasts meeting expectations; the accuracy of Prophecy’s current mineral resource estimates; labour and materials costs increasing on a basis consistent with Prophecy’s current expectations; and any additional required financing will be available on reasonable terms; market developments and trends in global supply and demand for vanadium, silver, other metals, coal and energy meeting expectations. Prophecy cannot assure you that any of these assumptions will prove to be correct.

Numerous factors could cause Prophecy’s actual results to differ materially from those expressed or implied in the forward-looking statements, including the following risks and uncertainties, which are discussed in greater detail under the heading “Risks and Uncertainties” in this MD&A and “Risk Factors” in Prophecy’s most recent Form 20-F as filed under the Company’s SEDAR profile at www.SEDAR.com and posted on Prophecy’s website: Prophecy’s history of net losses and lack of foreseeable positive cash flow; exploration, development and production risks, including risks related to the development of Prophecy’s mineral properties; Prophecy not having a history of profitable mineral production; commencing mine development without a feasibility study; the uncertainty of mineral resource and mineral reserve estimates; the capital and operating costs required to bring Prophecy’s projects into production and the resulting economic returns from its projects; foreign operations and political conditions, including the legal and political risks of operating in Bolivia and Mongolia, which are developing countries and being subject to their local laws; the availability and timeliness of various government approvals, permits and licenses; the feasibility, funding and development of Prophecy’s projects; protecting title to Prophecy’s mineral properties; environmental risks; the competitive nature of the mining business; lack of infrastructure; Prophecy’s reliance on key personnel; uninsured risks; commodity price fluctuations; reliance on contractors; Prophecy’s need for substantial additional funding and the risk of not securing such funding on reasonable terms or at all; foreign exchange risk; anti-corruption legislation; recent global financial conditions; the payment of dividends; the inability of insurance to cover all potential risks associated with mining operations; conflicts of interest; and reliance on information systems with exposure to cyber-security risks.

In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this MD&A should not be considered as a representation by Prophecy or any other person that Prophecy’s objectives or plans will be achieved.

These factors should be considered carefully, and readers should not place undue reliance on Prophecy’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this MD&A and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to publicly update any future revisions to forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as expressly required by law.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

3.
THIRD QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS

●
On July 8, 2019, the Company announced the submission of its updated Plan of Operations (the “POO”) for the Gibellini Project to the BLM and the Reclamation Permit Application to the Nevada Division of Environmental Protection, Bureau of Mining Regulation and Reclamation (the “BMRR”).

●
On July 9, 2019, the Company announced that the Company’s Mongolian Ulaan Ovoo mine achieved monthly coal production of 37,800 tonnes in June 2019.

●
On July 19, 2019, the Company announced its objectives for the second half of 2019 for its Gibellini Project. Prophecy plans to submit the key Nevada state permit applications required for project construction by the end of the third quarter 2019. It is anticipated that all approvals will be received by first quarter 2021.

●
On July 23, 2019, the Company announced the appointment of Marc Leduc as a member of the Board of Directors.

●
On September 6, 2019, the Company closed a non-brokered private placement previously announced on August 26, 2019. The placement raised gross proceeds of $2,600,000 through the issuance of 13,000,000 Shares at a price of $0.20 per Share. Also, the Company issued 525,000 Shares and paid $10,000 as finder’s fee.

●
On September 30, 2019, the Company announced a 5,000-meter diamond drilling at the Pulacayo Project has started with first set of assay results expected in early November 2019.

Subsequent to period end

●
On October 7, 2019, the Company announced that the Pulacayo Mining Production Contract (“MPC”) between Prophecy and the Corporación Minera de Bolivia (“Comibol”), a branch of the Bolivian Ministry of Mining and Metallurgy, was executed on October 3, 2019. The MPC grants Prophecy the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years.

●
On October 18, 2019, the Company closed a non-brokered private placement previously announced on October 7, 2019. The placement raised gross proceeds of $3,900,000 through the issuance of 9,750,000 Shares at a price of $0.40 per Share. Also, the Company issued 654,000 Shares as finder’s fee.

●
On October 28, 2019, the Company announced the positive diamond drilling results from Pulacayo (Paca) Project. Borehole PND 110 intersected 89 meters grading 378 g/t Ag-Equivalent (“AgEq;” 279 g/t Ag, 1.28% Zn, 1.17% Pb) starting from 9 meters downhole, including 12 meters grading 1,085 g/t Ag starting at just 16 meters downhole. These Phase 1 drill results are anticipated to increase the overall tonnage and upgrade the confidence level of the current NI43-101 compliant resource estimate prepared independently by Mercator Geological Services Ltd in 2017 (Effective from October 20th, 2017; available on SEDAR.com).

●
On November 4, 2019, the Company announced the appointment of Ron Clayton as an independent director of the Company.

●
On November 5, 2019, the Company announced the appointment of Joaquin Merino-Marquez as Company’s Vice President, South American Operation, based in Bolivia.

The Company also announced that it has granted in aggregate, 1,680,000 incentive stock options, to certain directors, officers, employees and consultants of the Company. The Options are exercisable at a price of $0.44 per Share for a term of five years expiring on November 1, 2024 and vest at 12.5% per quarter for the first two years following the date of grant. The Company also announces that it has issued an aggregate of 104,951 Shares at a deemed price of $0.41 per share, in satisfaction of an aggregate of $43,030 of indebtedness currently owed by the Company to some Directors of the Company.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

●
On November 7, 2019, the Company announced that it has submitted the applications and Engineering Design Reports (EDRs) for the primary mining permits that govern project construction, operations and closure for the Gibellini Project to the Nevada Division of Environmental Protection.

For further information please view the Company’s 2019 news releases under the Company’s SEDAR profile at www.sedar.com.

4.
PROPERTY SUMMARY

Gibellini Project, Nevada, USA

The Company’s principal asset is its interest in the Gibellini Project. Prophecy holds a 100% interest in the properties by way of a lease agreement and staked claims. Claims are in the name of Prophecy’s indirect, wholly-owned Nevada subsidiaries, VC Exploration (US), Inc. (“VC Exploration”) and Nevada Vanadium, LLC (“Nevada Vanadium”).

The Gibellini Project consists of a total of 354 unpatented lode mining claims that include: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, and the Prophecy group of 209 claims. The Gibellini group of claims is referred to by the Company as a “project”. All the claims are located in Eureka County, Nevada, approximately 25 miles south of the town of Eureka and are easily accessed from US Highway 50 to a paved road that becomes a graded, gravel road.

The Gibellini Project is situated on the south flank of the Fish Creek Range in the Fish Creek Mining District, about 25 miles south of Eureka, Nevada and is accessed by dirt road extending westward from State Route 379.

The Gibellini group of claims were acquired on June 22, 2017, through lease from the claimant and current holder of the Gibellini mineral claims (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini mineral lease agreement dated June 22, 2017 (the “Gibellini MLA”), Prophecy leased the Gibellini group of claims which originally constituted the Gibellini Project by among other things, agreeing to pay to the Gibellini Lessor, annual advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$120,000 per year), to the average vanadium pentoxide price of the prior year. Upon commencement of production, Prophecy will maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% NSR until a total of USD$3 million is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). All advance royalty payments made, will be deducted as credits against future Production Royalty Payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at Prophecy’s option.

On April 19, 2018, the Gibellini MLA was amended to grant Prophecy the option, at any time during the term of the agreement, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resource) to Prophecy in exchange for USD1,000,000, to be paid as an advance royalty payment.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

On July 10, 2017, the Company acquired (through lease) from the holders (the “Former Louie Hill Lessors”) 10 unpatented lode claims totaling approximately 207 gross acres that comprised the Louie Hill group of claims located approximately 500 meters south of the Gibellini group of claims. These claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres which now collectively comprise the expanded Louie Hill group of claims.

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors to replace on substantially similar terms, the former Louie Hill Mineral Lease Agreement dated July 10, 2017, wherein Prophecy will pay an advance royalty and a net smelter royalty on vanadium pentoxide produced from the area of the 10 unpatented lode claims originally acquired through lease from the Former Louie Hill Lessors that is now contained within 17 lode claims since staked by the Company’s subsidiaries. The annual advance royalty payments will be tied, based on an agreed formula (the total amount not to exceed USD$28,000 per year), to the average vanadium pentoxide price for the prior year.

Upon commencement of production, Prophecy will pay to the Former Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by Prophecy for USD$1 million, leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). All advance royalty payments made, will be deducted as credits against future Production Royalty Payments. The Royalty Agreement shall be for an indefinite period and shall be valid and in full force and effect for as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.
On December 5, 2017, the Company announced that it had significantly expanded the land position at the Gibellini Project, by staking a total of 198 new claims immediately adjacent to the Gibellini Project covering 4091 acres that are sufficient to enable future vanadium mining, processing and extraction.

On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the indirect acquisition of VC Exploration (US) Inc, by paying a total of $335,661 in cash and issuing the equivalent of 500,000 Share purchase warrants to arm’s-length, private parties.

The Gibellini Project is situated entirely on public lands that are administered by the BLM. No easements or rights of way are required for access over public lands. Rights-of-way would need to be acquired for future infrastructure requirements, such as pipelines and powerlines.

On November 20, 2017, the Company received an independent technical report titled “Gibellini Vanadium Project Nevada, USA NI 43-101 Technical Report” with an effective date of November 10, 2017 (the ”Gibellini Report”) prepared by Wood The Gibellini Report was filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

On June 25, 2018, Prophecy released the “Gibellini Vanadium Project, Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” (the “PEA”), with an effective date of May 29, 2018 and signed June 25, 2018 authored by Independent Qualified Persons Kirk Hanson, P.E.; Edward J.C. Orbock III, RM SME; Edwin Peralta, P.E.; and Dr. Lynton Gormely, P. Eng. of Wood and is in accordance with NI 43-101. The Gibellini PEA was filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

Gibellini Deposit

On May 29, 2018, the Company received an independent technical report providing an updated the resource on the Gibellini project. The report is titled “Gibellini Vanadium Project Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” prepared by Mr. Kirk Hanson, P.E., Technical Director, Open Pit Mining; Mr. Edward J.C. Orbock III, RM SME, Principal Geologist and US Manager of Consulting; Mr. Edwin Peralta, P.E., Senior Mining Engineer; and Mr. Lynton Gormely, P.Eng., Consultant Metallurgist of Wood. The report has an effective date of May 29, 2018.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

The PEA replaces the technical report entitled “Gibellini Vanadium Project, Nevada, USA, NI 43-101 Technical Report”, effective November 10, 2017 and filed November 20, 2017. The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The PEA disclosed an estimated 7.94 million tons at a weighted average grade of 0.314% vanadium pentoxide (“V2O5”) in the Measured category and 15.02 million tons at a weighted average grade of 0.271% V2O5 in the Indicated category leading to a total combined Measured and Indicated Mineral Resource of 22.95 million tons at a weighted average grade of 0.286% V2O5. Total contained metal content of the Measured and Indicated Mineral Resources is 131.34 million pounds V2O5. The Inferred Mineral Resource estimate is 14.97 million tons at a weighted average grade of 0.175% V2O5. The total contained metal content of the Inferred Mineral Resource estimate is 52.30 million pounds V2O5. The table below contains a summary of the Gibellini deposit resource estimate:

Table 1: Mineral Resource Statement, Gibellini

e Category	Domain	Cut-offV2O5 (%)	Tons(Mt)	GradeV2O5(%)	ContainedV2O5 (Mlb)
Measured	Oxide	0.101	3.96	0.251	19.87
	Transition	0.086	3.98	0.377	29.98
Indicated	Oxide	0.101	7.83	0.222	34.76
	Transition	0.086	7.19	0.325	46.73
Total Measured and Indicated			22.95	0.286	131.34
Inferred	Oxide	0.101	0.16	0.170	0.55
	Transition	0.086	0.01	0.180	0.03
	Reduced	0.116	14.80	0.175	51.72
Total Inferred			14.97	0.175	52.30

Notes to accompany Mineral Resource table for Gibellini:

1.
The Qualified Person for the estimate is Mr. E.J.C. Orbock III, RM SME, a Wood Group of companies employee. The Mineral Resources have an effective date of May 29, 2018.
2.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.
Mineral Resources are reported at various cut-off grades for oxide, transition, and reduced material.
4.
Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; general and administrative (“G&A”) cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for oxide material, 70% for transition material and 52% for reduced material; tonnage factors of 16.86 ft3/ton for oxide material, 16.35 ft3/ton for transition material and 14.18 ft3/ton for reduced material; royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. An overall 40º pit slope angle assumption was used.
5.
Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

Louie Hill Deposit

The Louie Hill deposit lies approximately 1,600 ft south of the Gibellini deposit.

The Gibellini Technical Report provides an Inferred Mineral Resource of 7.52 million tons at a weighted average grade of 0.276% vanadium pentoxide (V2O5). The oxidation domains were not modeled. The total contained metal content of the estimate is 41.49 million pounds V2O5. The table below summarizes the Louie Hill deposit resource estimate:

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 2: Mineral Resources Statement, Louie Hill

Confidence Category	Cut-offV2O5 (%)	Tons(Mt)	GradeV2O5 (%)	ContainedV2O5 (Mlb)
Inferred	0.101	7.52	0.276	41.49

Notes to accompany Mineral Resource table for Louie Hill:

1.
The Qualified Person for the estimate is Mr. E.J.C. Orbock III, RM SME, a Wood Group of companies employee. The Mineral Resources have an effective date of May 29, 2018. The resource model was prepared by Mr. Mark Hertel, RM SME.
2.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.
Oxidation state was not modeled.
4.
Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; general and administrative (G&A) cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for mineralized material; tonnage factors of 16.86 ft3/ton for mineralized material, royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. For the purposes of the resource estimate, an overall 40º slope angle assumption was used.
5.
Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

A total of 280 drill holes (about 51,265 ft) have been completed on the Gibellini Project since 1946, comprising 16 core holes (4,046 ft), 169 rotary drill holes (25,077 ft; note not all drill holes have footages recorded) and 95 reverse circulation holes (22,142 ft).

The vanadium-hosted argillite unit ranges from 175 to over 300 ft thick and overlies gray mudstone and black shales. The argillite has been oxidized to various hues of yellow and orange to a depth of 100 ft and is believed to have been part an overall homogenous black shale unit. Alteration (oxidation) of the rocks is classified as one of three oxide codes: oxidized, transitional, and reduced.

No significant work has been conducted on the Gibellini Project since 2011 with some minor prospecting completed in October of 2018. We have not completed trenching or drilling activities since the Gibellini Project acquisition.

The power supply for the Gibellini Project site is assumed to be at 24.9 kV and supplied from a planned substation to be located near Fish Creek Ranch. This substation would tap and step-down the 69kV supply carried by the line to the nearby Pan Mine to 24.9kV and place it on a line to the Gibellini Project. Negotiations with the power utility, Mt. Wheeler Power will need to be undertaken to secure any future power supply contract and transmission line to the site.

On May 9, 2018, the Company submitted its Management’s plan of operations (the “MPO”) to the BLM and the Reclamation Permit Application to the BMRR. On July 8th, 2019 the Company announced it submitted an enhanced mining Plan of Operations that is designed to meet the needs set out by Secretarial Order 3355.

The MPO was prepared by SRK Consulting (U.S.) Inc. with over 1,100 pages of detailed development plans for the open pit mining operations and processing facilities to extract and recover vanadium from the Gibellini Project with stated average mine production during the seven-year mine life of 15.7 million tons of ore material containing 120.5 million pounds of vanadium. The primary facilities include the: pit, waste rock disposal facility, mine office, auxiliary facilities such as water and power, crushing facilities and stockpile, heap leach pad, process facility, water ponds, borrow areas, and mine and access roads.

A map of the proposed facilities is available at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

In addition, the MPO includes the following designs along with associated environmental baseline studies:

1.
Quality Assurance Plan
2.
Storm Water Management Plan
3.
Adaptive Waste Rock Management Plan
4.
Monitoring Plan
5.
Noxious Weed Management Plan
6.
Spill Contingency Plan
7.
Feasibility Study Level Pit Slope Design
8.
Heap Leach and Waste Rock Dump Facility Stability Report
9.
Geochemical Characterization Report
10.
Water Management Plan
11.
Closure and Reclamation Plan
12.
Transportation Plan
13.
Standardized Reclamation Cost Estimate

The baseline studies supplementing the MPO were completed by the previous operator between 2010 and 2012, and included studies of biological resources, cultural resources, surface water resources, ground water resources, and waste rock geochemical characterization.

In August 2018, the Company engaged NewFields, an environmental, engineering, and construction management consulting ﬁrm to advance EIS preparation for the Gibellini Project.

NewFields completed the Gibellini heap leach pad and waste dump designs (over 40 pages) as part of an overall basic engineering design lead by Scotia International of Nevada, Inc. in 2014. NewFields’ familiarity with the project should help to expedite permitting efforts at Gibellini.
PEA

On May 29, 2018, the Company received results of a PEA for the Gibellini Project. The PEA reported an after tax cumulative cash flow of $601.5 million, an internal rate of return of 50.8%, a net present value of $338.3 million at a 7% discount rate and a 1.72 years payback on investment from start-up assuming an average vanadium pentoxide price of $12.73 per pound. As of May 29, 2018, the price of vanadium pentoxide is $14.20 per pound according to www.asianmetal.com. The PEA was prepared by Wood and is based on the NI 43-101 compliant resource calculations reported above.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 3: Highlights of the PEA (after tax)

All dollar values are expressed in US dollars unless otherwise noted

Internal rate of return	50.8%
Net present value (“NPV”)	$338.3 million at 7% discount rate
Payback period	1.72 years
Average annual production	9.65 million lbs V2O5
Average V2O5 selling price	$12.73 per lb
Operating cash cost	$4.77 per lb V2O5
All-in sustaining costs*	$6.28 per lb V2O5
Breakeven price**	$7.76 per lb V2O5
Initial capital cost including 25% contingency	$116.76 million
Average grade	0.26% V2O5
Strip ratio	0.17 waste to leach material
Mining operating rate	3.4 million tons (leach material and waste) per year
Average V2O5 recovery through Direct Heap Leaching	62%
Life of mine	13.5 years
*includes selling costs, royalties, operating cash cost, reclamation, exploration and sustaining capital costs.
**includes selling costs, royalties, operating cash costs, taxes (local, state, and federal), working capital, and sustaining and capital costs.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Sensitivity Analysis

The tables below show the sensitivity analysis to the vanadium pentoxide price, grade, and to the PEA capital cost and operating costs. This sensitivity analysis indicates strong project economics even in very challenging conditions, and that the project is well positioned to benefit from the current rising vanadium price environment. A 20% increase in the vanadium price relative to the base case translates to a USD$491.3 million after-tax NPV at a 7% discount rate.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 4: Sensitivity Analysis

All dollar values are expressed in US dollars unless otherwise noted

V2O5 price change	V2O5 price USD$/lb	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
30%	16.55	69%	568.0	996.0
20%	15.28	63%	491.3	864.4
10%	14.00	57%	415.2	733.2
Base price	12.73	51%	338.3	600.4
-10%	11.46	44%	261.0	467.2
-20%	10.18	36%	183.1	333.2
-30%	8.91	26%	103.9	196.9

V2O5 gradechange	V2O5grade	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
30%	0.34%	68%	554.4	972.8
20%	0.31%	63%	482.4	849.0
10%	0.28%	57%	410.7	725.4
Base grade	0.26%	51%	338.3	600.4
-10%	0.23%	44%	265.6	475.0
-20%	0.21%	37%	192.2	348.9
-30%	0.18%	28%	118.3	221.6

Capexchange	CapexUSD$M	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
30%	151.8	40%	307.2	564.3
20%	140.1	43%	317.6	576.3
10%	128.4	47%	328.0	588.4
Base Capex	116.8	51%	338.3	600.4
-10%	105.1	55%	348.6	612.5
-20%	93.4	61%	358.9	624.6
-30%	81.7	67%	369.3	636.8

Opexchange	OpexUSD$M	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
30%	6.20	45%	257.9	450.2
20%	5.72	47%	284.8	500.3
10%	5.25	49%	311.6	550.4
Base Capex	4.77	51%	338.3	600.4
-10%	4.29	53%	364.8	650.0
-20%	3.82	55%	390.7	698.4
-30%	3.34	56%	416.0	745.4

Mining & Processing

Mining at the Gibellini and Louie Hill projects is planned to be a conventional open pit mine utilizing a truck and shovel fleet comprised of 100-ton trucks and front end loaders. Average mine production during the 13.5 year mine life is 3.4 million tons of leach material (3 million tons) and waste (0.4 million tonnes) per year at a strip ratio of 0.17. Mining is to be completed through contract, with Prophecy’s mining staff overseeing the contracted mining operation and performing the mine engineering and survey work.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 5

	Oxide‘000 tons	Transition‘000 tons	Reduced‘000 tons	Grade% V2O5	Metal containedV2O5 (Mlb)	Metal ProducedV2O5 (Mlb)
YR 1	2,600	400	—	0.291	17.440	10.633
YR 2	2,400	600	—	0.278	16.690	10.480
YR 3	1,760	1,240	—	0.310	18.580	12.067
YR 4	650	2,350	—	0.372	22.320	15.217
YR 5	310	2,680	10	0.366	21.950	15.185
YR 6	2,240	750	10	0.315	18.920	11.928
YR 7	3,000	—	—	0.316	18.980	11.394
YR 8	1,910	700	380	0.189	11.310	7.085
YR 9	690	1,220	1,090	0.216	12.940	8.023
YR 10	110	370	2,520	0.208	12.480	6.898
YR 11	450	360	2,180	0.182	10.910	6.103
YR 12	50	140	2,820	0.166	9.980	5.349
YR 13	390	10	2,600	0.183	10.970	5.839
YR 14	1,710	—	—	0.195	6.670	4.096
Totals:	18,290	10,830	11,590	0.258	210.15	130.297

The processing method envisioned for the Gibellini Project will be to feed leach material from the mine via loader to a hopper that feeds the crushing plant. The leach material will then be fed to an agglomerator where sulfuric acid, flocculent and water will be added to achieve adequate agglomeration. The agglomerated leach material will be transported to a stacker on the leach pad, which will stack the material to a height of 15 feet. Once the material is stacked, solution will be added to the leach heap at a rate of 0.0025 gallons per minute per square foot. The solution will be collected in a pond and this pregnant leach solution will be sent to the process building for metal recovery where it will go through solvent extraction and stripping processes to produce the vanadium pentoxide.

Vanadium Recoveries and Metallurgical Testing

Approximately 130.3 million pounds of V2O5 is expected to be produced from Gibellini and Louie Hill leaching operations at an average recovery of 62% (oxide: 60%, transition: 70% and reduced: 52%). The heap leaching is performed at ambient temperature and atmospheric pressure without pre-roasting or other beneficiation process. The pregnant leach solution is continuously collected with leach material undergoing, on average, a 150-day heap-leaching cycle. Table 9 below summarizes the projected metallurgical recoveries used in the PEA for the three defined oxidation-type domains.

Table 6

Mill Feed Material Type	Direct Leaching Recovery
Oxide	60%
Transition	70%
Reduced	52%

The direct heap leach vanadium recovery estimates used in the PEA were based on extensive metallurgical testing work performed by SGS Lakefield Research Laboratories, Dawson Minerals Laboratories, and McClelland Laboratories. Samples were selected from a range of depths within the deposit, representative of the various types and styles of mineralization. Samples were obtained to ensure that tests were performed on sufficient sample mass. The end results demonstrated low acid consumption (less than 100 lb acid consumption per ton leached) and high recovery through direct leaching. Notable test results included the following:

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Acid Heap Leach Testing of a Gibellini Bulk Sample, McClelland Laboratories, September 4, 2013

A series of trenches were excavated and approximately 18 tons of material were sent to McClelland Laboratories for pilot testing. The material was air dried and stage crushed to 2” where a column sample was cut for 12” columns and then the leach material was crushed to – ½”. A head sample was taken and material for bench marking columns, and a bottle roll test was also taken. The results of the pilot plant testing are shown in Table 7:

Table 7

Crush Size 100%Passing	Test Type	Time (Days)	Head Grade%V*	% VanadiumRecovery	Acid Consumption lbs/st
50 mm (2”)	Column, open circuit	123	0.299	76.6%	88
12.5 mm (1/2”)	Column, open circuit	123	0.313	80.2%	72
12.5 mm (1/2”)	Column, closed circuit	199	0.284	68.3%	84
12.5 mm (1/2”)	Column, closed circuit	Column, closed circuit	0.313	74.0%	96
12.5 mm (1/2”)	Bottle Roll	4	0.286	67.1%	74
1.7 mm (-10m)	Bottle Roll	4	0.286	66.3%	66
-75µ	Bottle Roll	4	0.279	67.6%	62
-75µ	Bottle Roll	30	0.298	74.2%	54

*to convert V to V2O5, multiply V by 1.7852.

Solvent Extraction (SX) Test Work

The design parameters from this test work are:

●         SX Extraction pH Range 1.8 to 2.0

●         Di-2-Ethyl Hexyl Phosphoric Acid Concentration 0.45 M (~17.3% by weight) Cytec

●         923 Concentration 0.13 M (~5.4% by weight)

●         The Organic Diluent is Orform SX-12 (high purity kerosene)

●         SO2 addition of 1.0 to 1.5 g/l

●         Strip Solution Sulfuric Acid Concentration 225 to 250 g/l SX

●         Extraction Efficiency ~97%

●         SX Strip Efficiency ~98%

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Pilot Scale Solvent Extraction Testing on Vanadium Bearing Solutions from Two Gibellini Project Column Leach Tests, McClelland Laboratories, September 16, 2013

Solvent extraction (“SX”) processing was conducted to recover vanadium from sulfuric acid pregnant leach solution (“PLS”) generated during pilot column testing on bulk leach samples from the Gibellini project. Laboratory scale testing was conducted on select solutions generated during the pilot SX processing, to optimize the SX processing conditions. Additional laboratory scale testing was conducted on the loaded strip solution generated during the pilot SX testing, to evaluate methods for upgrading and purifying it to levels that may be required for sale of a final vanadium bearing product.

The final pregnant strip solution was 6.1% vanadium, 250 g/l sulfuric acid with approximately 2% Fe and Al. The solution was suitable for oxidation using sodium chlorate to convert the V+4 to V+5 which was then precipitated using ammonia to make ammonium metavanadate (“AMV”). To make a vanadium product for the steel industry, this AMV is calcined (ammonia driven off) and heated to above 700°C (the fusion temperature of V2O5). This fused V2O5 would then be cooled on a casting wheel, pulverized and packaged. Additionally, using ion exchange resins in conjunction with solvent extraction, strip solution was produced which met or exceeded specifications of electrolyte for vanadium flow batteries.

In August of 2018, Prophecy received metallurgical results from its technology partner, NWME from samples collected during a site visit in March of 2018. Tests were performed at it’s laboratory testing facilities located in Xi’an, China. NWME utilized a SX processing method to recover vanadium from sulfuric acid PLS generated by bottle roll and column test acid leaching on Gibellini samples. The solution was reduced and then precipitated using ammonia to make AMV. The AMV was calcined and heated then cooled and pulverized. A vanadium pentoxide with 98.56 % purity content was produced. The assay for this work is shown below:

Table 8

V2O5%	SI %	Fe %	P %	S %	As %	Na2O %	K2O %	Al %	U %
98.56	0.0078	0.88	0.058	0.47	0.0026	0.43	0.052	0.22	0.0001

Uranium content is less than 0.0001% which does not affect the marketability of the product.

The PLS was produced with very low deleterious elements which enabled using an efficient SX process. The PLS V2O5 concentration was 1.15 gram per liter and the Pregnant Strip Solution V2O5 concentration was 39.61 grams per liter.

Capital and Operating Costs

The projected capital costs for the Gibellini vanadium project over a 1 ½ year construction period and mine life average operating costs are summarized in Tables 9 and 10 below. The capital cost includes 25% contingency or USD23.4 million.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 9: Pre-Production Capital Cost

All dollar values are expressed in US dollars unless otherwise noted

Cost Description	Total (USD$000s)
Open Pit Mine
Open pit mine development	1,412
Gibellini incremental WRSF	212
Mobile equipment	111
Infrastructure-On Site
Site prep	2,431
Roads	1,391
Water supply	2,007
Sanitary system	61
Electrical – on site	2,052
Communications	165
Contact water ponds	174
Non-process facilities – buildings	7,583
Process Facilities
Mill feed handling	15,380
Heap leach system	20,037
Process plant	14,441
Off-Site Infrastructure
Water system	4,495
Electrical supply system	3,227
First fills	860
Subtotal Total Direct Cost	76,039
Construction indirect costs	4,254
Sales tax / OH&P	4,236
EPCM	8,879
Total Before Contingency	93,409
Contingency (25%)	23,352
Total Project Cost	116,761

Table 10: Operating Costs

Total Cash Operating Cost	USD$ per Ton Leached	USD$ per lb of V2O5 Produced
G&A	0.99	0.31
Mining Cost	2.72	0.85
Total Processing Cost	11.54	3.61
Total	15.26	4.77
(All dollar values are expressed in US dollars unless otherwise noted)

The cash operating costs in the first half of the project covering years 1-7 is USD$3.59 per lb of V2O5 produced and for the years 8-14 is USD$7.12 per lb of V2O5 produced, resulting in the weighted average cash cost of USD$4.77 per lb of V2O5 produced. The cash operating cost is lower in the first half of the project due to processing higher grade material.

During the nine months ended September 30, 2019, the Company incurred total costs of $3,504,245 (same period 2018 - $1,801,829) for the Gibellini Project including for $2,110,761 (same period 2018 - $930,835) for geological and engineering services, $1,112,892 (same period 2018 - $484,369) for personnel, legal, general and administrative expenses and $280,592 (same period 2018 - $386,625) for royalties, fees and taxes.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Permitting

Vanadium has been listed as one of 23 metals critical to the US economy by the U.S Geological Survey since December 2017. There are currently no active primary vanadium mines in North America. As a result of direction from Secretary of the Interior Order No. 3355 (Streamlining National Environmental Policy Reviews and Implementation of Executive Order 13807) Prophecy anticipates the Gibellini EIS will not be more than 150 pages (excluding appendices) and the BLM to complete the Gibellini final EIS within one year from the issuance of the NOI

On June 19, 2019, the Company announced the appointment of a third party NEPA contractor and SWCA Environmental Consultants to work under the direction of the BLM per the provisions of a Memorandum of Understanding between SWCA Environmental Consultants, BLM and the Company to prepare the EIS for the and assist the BLM in the maintenance of the administrative record.

The Gibellini EIS will be one of the first mining EIS’s done under Secretarial Order 3355 (“SO 3355”) that mandates the Final EIS cannot exceed 150 pages in length and must be completed within one year of the publication date of the Notice of Intent (“NOI”) for the EIS in the Federal Register. A project schedule has been developed with the BLM that targets the first quarter of 2020 for the NOI to be published and the EIS formally started.

Appointment of the EIS contractor allows the contractor to participate in the review of the Enhanced Baseline Reports, the Mine Plan of Operations and all relevant data and project information that will serve as the foundation for the NEPA review. This early start by the BLM EIS contractor will ensure a streamlined EIS process once the formal NEPA process begins after the publication of the NOI in the Federal Register.

On July 8th, 2019, Prophecy announced that it submitted an enhanced mining Plan of Operations (“POO”) in June 2019 to the BLM and Reclamation Permit Application to the BMRR. This enhanced POO conforms to requirements that are aimed to satisfy timelines set out by Federal Secretarial Order 3355, which is a key difference from this POO and the POO that was submitted in 2018 (see Company’s press release dated May 9th,The POO which was submitted on schedule and prepared under budget, incorporated data and information from a number of consulting companies that are working on the project. Having submitted all the requisite environmental baseline studies, Prophecy’s POO submission is the last major step before the publication of the NOI which will initiate the EIS process under the Secretary of Interior Order No. 3355 (Streamlining National Environmental Policy Reviews and Implementation of Executive Order 13807; see Company’s press release dated March 28th, 2018). The streamlined EIS process from NOI to the record of decision (“ROD”) is one year. Upon receipt of a positive ROD and issuance of Nevada State permits, Prophecy plans to start mine construction in 2021 subject to project financing completion and begin vanadium production by Q4 2022.

This POO details the development plans for the open pit mining operations and processing facilities to extract and recover vanadium from the Gibellini Project with stated average mine production during the seven-year mine life of 15.7 million tons of materialized resource containing 120.5 million pounds of vanadium. The POO also includes an exploration plan to fully define all the additional mineralized target areas within the Project claim block. The primary facilities include the: pit, waste rock disposal facility, mine office, auxiliary facilities such as water and power, crushing facilities and stockpile, heap leach pad, process facility, water ponds, borrow areas, and mine and access roads.

Engineering Procurement Construction Management:

On August 15, 2018, the Company issued a request for proposal (the “RFP”) for EPCM from qualified bidders. The Company selected, in December 2018, M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona to provide engineering, procurement, construction and management services (EPCM) for its Gibellini Vanadium Project in response to its Request for Proposal. M3 was selected for its specific experience in heap leach engineering, and construction expertise in arid environments such as Nevada and Arizona.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

The EPCM consists of three phases:

●
Phase 1 includes updating and simplifying previous basic engineering designs from producing delicate vanadium battery electrolyte to producing standard vanadium pentoxide off take product. The other parts of the design such as mine design, waste dump design, road design, borrow pit design, buildings and infrastructure designs will not be substantially changed.

●
Phase 2 will be procurement of the required equipment and services, and developing the detailed engineering design required to build the project facilities.

●
Phase 3 will outline construction management services to build the facilities to accomplish the actual work.

The Company expects Phase 1 of the EPCM, updating basic engineering design, to be completed in 2020; Phase 2, equipment procurement and detailed engineering design, to be completed in 2021; Phase 3, facilities construction, to start in 2021 and be completed in 2022 with the Gibellini Project wet commissioning expected to be in 2022.

To try to minimize technical and implementation risk, the Company is working closely with its chosen technology partner, NWME, to fine tune metallurgy, process design and engineering, and ensure maximum vanadium recovery and high-grade vanadium pentoxide commercial product on site. NWME owns and is currently operating the world’s largest black-shale vanadium mine in China with an environmentally friendly, hydrometallurgical leach processing technology without the need of a pre-roasting step. Refer to news release dated March 12, 2018 for more details.

NWME conducted a Gibellini site visit in March 2018 and analyzed Gibellini samples in its laboratories. The results of this work are discussed in the following section.

Test Results

Samples collected by NWME’s technical team during their visit to the Project’s site in February 2018 were analyzed at NWME’s facility in Xi’an, China. Approximately 250 kg of material was submitted for analysis. The results are described herein.

98.6% V2O5 Produced on the 1st Run with Simple Conventional Flowsheet

NWME used SX processing method to recover vanadium from sulfuric acid PLS generated by bottle roll and column test acid leaching on Gibellini samples. The solution was reduced and then precipitated using ammonia to make AMV. The AMV was calcined and heated then cooled and pulverized. A vanadium pentoxide with 98.56 % purity content was produced. The assay for this work is shown in Table 11 below:

Table 11: Gibellini Vanadium Pentoxide Assay

V2O %	SI %	Fe %	P %	S %	As %	Na2O %	K2O %	Al %	U %
98.56	0.0078	0.88	0.058	0.47	0.0026	0.43	0.052	0.22	0.0001

Uranium content is less than 0.0001% which does not affect the marketability of the product.

The PLS was produced with very low deleterious elements which enabled using an efficient SX process. The PLS V2O5 concentration was 1.15 gram per liter and the Pregnant Strip Solution V2O5 concentration was 39.61 grams per liter.

Overall Vanadium Recovery of Over 60% and Low Acid Consumption

PLS was produced from both bottle roll and column tests. Sulfuric acid was added to the feed material with the bottle rolling for 1 hour, then the open bottle was allowed to cure for 24 hours and water was added to the bottle to attain the desired density (40%). Initial samples were taken at 6 hours, 12 hours, 24 hours, 36 hours, 48 hours and then once a day until the bottle roll was completed.

In column tests, sulfuric acid was added to the feed material and the material was allowed to cure for 24 hours before initiating the leaching. Leaching was conducted by applying 108 grams per liter acid solution over the material. PLS was collected every 24 hours and samples were taken for vanadium analysis. All the tests were performed at room temperature and at atmospheric pressure. The results of the tests are given in Table 12:

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 12

Test	Leach Time	Vanadium Recovery %	Sulfuric Acid Consumed kg/t
Column Test	21 days	70.74	100
Bottle Roll Test - investigate the effect of the curing method and increase of sulfuric acid addition on the vanadium recovery	50 hours	62.8	150
Bottle Roll Test - investigate addition of NWME prepared leaching agent on the vanadium recovery	144 hours	66.5	100
Bottle Roll Test - investigate the leaching of coarse feed (2mm) on the vanadium recovery	216 hours	63.7	100

The results of the bottle roll and column leach tests performed by NWME largely validate the results of previous tests performed by McClelland Laboratories on Gibellini bulk sample in 2013 (18 tons of material).

The NWME test samples were not agglomerated and were on short leach time of 21 days for column tests and 5 days for bottle roll tests. Prophecy studied both the NWME test and McClleland test in detail and believe the results were consistent, whereby 70% recovery can be achieved with longer leach cycle (over 100 days McClelland Laboratories vs 21 days NWME) and less acid consumption (50 kg of acid per tonne of material McClelland Laboratories vs 100 kg of acid per tonne of material NWME).

A summary of acid heap leach tests of a Gibellini bulk sample, completed at McClelland Laboratories, September 4, 2013 is tabulated in Table 13 below:

Table 13

Size	Test Type	Time (Days)	Vanadium Recovery %	Head Grade % V2O5	Sulfuric Acid Consumed kg/t

50 mm (2”)	Column, open circuit	123	76.6	0.53	39.9
12.5 mm (1/2”)	Column, open circuit	123	80.2	0.56	32.7
12.5 mm (1/2”)	Column, closed circuit	230	68.3	0.51	38.1
12.5 mm (1/2”)	Column, closed circuit	198	74.0	0.56	43.5
12.5 mm (1/2”)	Bottle Roll	4	67.1	0.51	33.6
1.7 mm (-10m)	Bottle Roll	4	66.3	0.51	29.9
-75µ	Bottle Roll	4	67.6	0.50	28.1
-75µ	Bottle Roll	30	74.2	0.53	24.5

Representative Feed Grade with Benign Test Conditions that Can be Replicated in Commercial Setting

The leaching bottle roll and column tests were performed at room temperature and at atmospheric pressure based on Gibellini’s representative grade from grab sampling method across the width of the mineralization at various locations of the Project. These samples are characterized in Table 14:

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 14

Sample Number	Sample ID	Weight kg	Head Grade V2O5 (%)
1	18-L6-28	17.0	0.665
2	18-L6-29	17.0	0.885
3	18-L6-30	12.5	0.370
4	18-L6-31	18.0	0.210
5	18-L6-32	13.5	0.420
6	18-L6-33	22.5	0.280
7	18-L6-34	19.0	0.315
8	18-L6-35	20.0	0.185
9	18-L6-36	18.0	0.165
10	18-L6-37	20.0	0.195
Total		177.5

For the purpose of metallurgical testing, the samples were mixed to produce a composite material with the average grade of 0.30% V2O5 which is representative of Gibellini resource grade. The composite material was ground to -75 lm feed. Prophecy believes the test conditions can easily be replicated in a commercial heap leach setting with low technical and implementation risk.
Unique Vanadium Mineralogy in Achieving Remarkable Recovery at Room Temperature and Atmospheric Pressure

NWME performed detailed mineralogical analysis which included microscope identification using a Carl Zeiss Axioskop, XRD analysis on Bruker D8-A25 XRD, multi-element analysis, electron probe X-ray microanalysis on JEOL JXA 8230, scanning electron microscopy/energy dispersive X-ray spectroscopy analysis on Mineral Liberation Analizer 650 and V element phase analysis. This mineralogical analysis confirmed that the Gibellini resource has a high percentage of independent vanadium minerals (“IVM”) such as kazakhstanite, shubnelite, sherwoodite, bokite, which can be leached easily at room temperature and atmospheric pressure within a short time frame.

NWME noted the unique nature of the Gibellini samples with over 45% IVM versus numerous other typical black shale deposits which they have encountered containing less than 10% IVM.

All of the testwork carried out on the material from the Gibellini Project indicate that there is a two-stage leaching phenomenon in Gibellini ore - about 50% of the vanadium leaches in the first 96 hours (independent vanadium minerals), and the remaining leaching approximately 15 to 20% occurs over a longer time horizon.

Heap leaching is the lowest-cost recovery method compared to roasting, and pressured container VAC leaching, whereby capital costs can compound to multiple times greater for the same throughput. Gibellini’s high IVM content is a key competitive differentiator which places the deposit in the top tier of black shale deposits in terms of pre-production capital cost required based on NWME’s research. The mineralogical results of the Gibellini ore as characterized by NWME’s testwork is shown in Table 15:

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 15

Mineral composition		Mineral content %	V content in minerals %	V distribution %
Independent vanadium minerals 45.2% of vanadium content	Kazakhstanite	0.15	40.91	19.77
	Shubnelite	0.13	27.86	11.67
	Sherwoodite	0.08	34.54	8.90
	Bokite	0.03	36.51	3.53
	Melanovanadite	0.01	41.27	1.33
Vanadium-bearing layered aluminosilicate minerals 20.8% of vanadium content	Sericite	8.59	0.57	14.63
	Illite	5.58	0.28	5.03
	Chlorite	0.81	0.44	1.14
	Nacrite-palygorskite	0.70	-	-
Vanadium-bearing layered iron oxide, sulfate 34% of vanadium content	Limonite	1.76	5.48	31.07
	Strengite	0.64	0.49	1.01
	Jarosite	0.48	1.24	1.92
Gangue	Quartz	75.88	-	-
	Apatite	2.83	-	-
	Potassium feldspar	0.73	-	-
	Dolomite	0.66	-	-
	Carbonaceous	0.45	-	-
	Rutile	0.25	-	-
	Barite	0.04	-	-
	Pyrite	0.20	-	-
Total		100.00		100.00

Low Carbonate Content Results in Exceptional Low Acid Consumption

NWME detailed mineralogical analysis which included microscope identification using a Carl Zeiss Axioskop, XRD analysis on Bruker D8-A25 XRD, multi-element analysis, electron probe X-ray microanalysis on JEOL JXA 8230, scanning electron microscopy/energy dispersive X-ray spectroscopy analysis on Mineral Liberation Analyzer 650 and V element phase analysis, confirmed the extremely low carbonaceous content of Gibellini’s oxide and transition samples. This explains the low acid consumption (less than 50 kg per tonne) compared to other average black shale deposits of 200 kg to 300 kg per tonne based on extensive NWME data compilation. Given acid cost accounts for approximately 50% of the Project’s operating expenses, Gibellini’s low carbon content is a key competitive differentiator which places it in the top tier of black shale deposits in terms of processing cost based on NWME’s findings.

The following table is a generalized comparison of Gibellini’s deposit to a composite of typical black shale vanadium deposits:

Table 16

	Gibellini Vanadium Deposit	Black Shale Series Vanadium Deposits
Host Rock	Silica State	Carbon Siliceous Rocks with Mudstone
The Mineral Composition	High Silica, Low Aluminium and Low Carbonaceous. SiO2-78.40%; Al2O3 - 4.13%; T(C) - 0.47%	High Silica, High Aluminum and High Carbonaceous. SiO2-62-93%; Al2O3 > 7%; T(C) > 10%

The next step for NWME will be to investigate the application of NWME’s proprietary technology to Gibellini mineral to produce a high purity vanadium pentoxide product with 99.5% V2O5 content. During the Prophecy’s team visit to NWME’s processing facilities in China in June 2018, NWME commented that its own black-shale vanadium mine produces exclusively 99.5% V2O5 which commands a 15 to 25% pricing premium (compared to benchmark 98% purity) to supply to the vanadium battery, chemical, and aerospace industries. Prophecy delivered the representative samples from the Project with a total weight of approximately 1 tonne to NWME in China and the test has begun. Prophecy expects to receive the results from the second phase of metallurgical testing by NWME in the second half of 2019.

On March 26, 2019, the Company announced vanadium assay results from its Fall 2018 exploration reconnaissance program on the Gibellini Project. The 155 assays are taken from three prospective exploration areas all within 5km to existing Gibellini vanadium NI43-101 compliant resource pit outline. Surface grab samples assay as high as 2% vanadium pentoxide (V2O5) and 75 samples (48% of total 155) have V2O5 grades greater than the Gibellini deposit’s cut-off grade of 0.101% V2O5 at $12.5/lb V2O5; V2O5 currently trades at approximately $16/lb.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

The high vanadium assay results along the 5-kilometer northeast-southwest trend which line-up the Northeast Prospect, through Gibellini Hill, Louie Hill, Middle Earth Prospect, and Big Sky Prospect providing an indication of potential and possibly significant future expansion of vanadium mineralization along this corridor.

Detailed maps are available at www.prophecydev.com

Big Sky Prospect (300m by 50m)

The Big Sky prospect occurs 3.1 km southwest of the Gibellini Hill measured and indicated resource and 1.8 km southwest of Louie Hill inferred resource. A total of 62 samples were taken, of which 40% (n=25) returned assays greater than Gibellini cut-off grade. Sixteen (16) samples returned assays >0.200 V2O5. The distribution of samples occurs along a 300 meter exposure of the Woodruff Formation. Assays showing >0.200 V2O5 are shown in Table 17.

Table 17. V2O5% grab sample assay results at Big Sky prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301910	Big Sky	0.261
301913	Big Sky	0.223
301915	Big Sky	0.346
301916	Big Sky	0.400
301918	Big Sky	0.712
301920	Big Sky	0.264
301926	Big Sky	0.580
301927	Big Sky	2.008
301928	Big Sky	0.848
301944	Big Sky	0.264
301946	Big Sky	0.280
301947	Big Sky	0.218
301950	Big Sky	0.261
302050	Big Sky	0.214
302054	Big Sky	0.787
302055	Big Sky	1.982

Middle Earth Prospect (200m by 70m)

The Middle Earth prospect occurs 1.7 km southeast of the Gibellini Hill deposit and 300 meters south of the Louie Hill deposit. A total of 50 samples were collected of which 68% (n=34) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Twenty-seven (27) samples returned assays >0.200 V2O5. The samples are distributed over 3 road cuts of exposed Woodruff Formation making up a 200 meter by 70-meter areal footprint. Assays showing >0.200 V2O5 are shown in Table 18.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 18. V2O5% grab sample assay results at Middle Earth prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301951	Middle Earth	0.350
301952	Middle Earth	0.482
301968	Middle Earth	0.628
301969	Middle Earth	0.605
301970	Middle Earth	0.634
301972	Middle Earth	0.252
301973	Middle Earth	0.687
301974	Middle Earth	0.470
301975	Middle Earth	0.612
301976	Middle Earth	0.637
301978	Middle Earth	0.559
301979	Middle Earth	0.557
301980	Middle Earth	0.259
301981	Middle Earth	0.405
301983	Middle Earth	0.255
301984	Middle Earth	0.303
301985	Middle Earth	0.434
301987	Middle Earth	0.291
301988	Middle Earth	1.294
301989	Middle Earth	0.261
301991	Middle Earth	0.314
301992	Middle Earth	0.457
301993	Middle Earth	0.380
301995	Middle Earth	0.302
301998	Middle Earth	0.539
301999	Middle Earth	0.618
302000	Middle Earth	0.532

Northeast Trench Prospect (500m by 300m)

The Northeast Trench prospect occurs 1.2 km northeast of the Gibellini Hill deposit and 2.5 km northeast of the Louie Hill deposit. A total of 43 samples were collected of which 37% (n=16) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Three (3) samples returned assays >0.200 V2O5. The samples are distributed through road cuts (“trenches”) and dry gulches of exposed Woodruff Formation making up a 500 meter by 350-meter areal footprint. The exposure at the Northeast Trench is greatly obscured by colluvium material however the extent where it is exposed might indicate a large volume of Woodruff Formation yet to be explored. Assays showing >0.200 V2O5 are shown in Table 19.

Table 19. V2O5% grab sample assay results at Northeast Trench prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
302004	NE Trench	0.239
302005	NE Trench	0.380
302016	NE Trench	0.303

Water supply

On August 20, 2018, the Company secured water supply for the Gibellini Project construction and operation. The Company signed a 10-year Agreement with the owner of a private ranch, located approximately 14.5 km from the Gibellini Project. The Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Per the terms of the Agreement, the lessor granted to Prophecy the rights to 805 acre-feet (approximately 262.4 million gallons) of water per year for the Gibellini Project, at a minimum flow rate of 500 gallons per minute (“gpm”) from its year-round springs surface water stream. The water flow rate was measured at the ranch springs in 1965, in 1981, from December 2011 to September 2013, and most recently, in 2017. The water flow rate ranges from 1,000 to 3,900 gpm with an average flow rate of 2,690 gpm, which exceeds the project’s maximum water operational requirement of 420 gpm based on the process engineering design prepared by Scotia International of Nevada, Inc. as a part of engineering, procurement, construction and management work done in 2014.

The Gibellini Project completed water-related baseline studies including the drilling of water-test wells, water source data collection, characterization, flow rate testing and modeling. Due to the fact that the Agreement provides a source of water from surface springs located on a private ranch and baseline studies related to it have been completed, Prophecy expects to significantly expedite the permitting process by eliminating the need to appropriate water rights from the Nevada Division of Water Resources (“DWR”).

Offtake and project financing

Prophecy has received unsolicited expressions of interest from various potential investment sources and is currently engaged in discussions with potential cornerstone investors, vanadium product off-takers and banks on potential equity, debt and prepaid off-take financing possibilities. We expect to report material progress in due course.

2019 Outlook

Prophecy intends to advance the Gibellini Project through the permitting process in cooperation with the BLM and to that end, Prophecy submitted its MPO and associated baseline studies to the BLM. With the submittal of its updated Plan of Operations/Reclamation Permit Application to the BLM and the NDEP on June 28, 2019 and appointment of the NEPA contractor, SWCA consultants to prepare the Environmental Impact Statement for the Gibellini Project, Prophecy is moving forward.

On October 31, 2019, the Company submitted permit applications for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the Plan of Operations. Comments received from both the BLM and SWCA were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by both the NDEP and BLM.

NDEP Water Pollution Control Permit

Mining in Nevada is regulated under the authority of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and the Nevada Administrative Code (NAC) 445A.350-NAC 445A.447. Water Pollution Control Permits (WPCP) are issued to an operator prior to the construction of any mining, milling, or other beneficiation process activity. Facilities utilizing chemicals for processing ores are required to meet a zero-discharge performance standard such that Waters of the State will not be degraded.

The engineering design for heap leaching, the processing facility, and the mine design (M3 Engineering and Newfields Companies, LLC) was integrated into to the site Closure Plan that was also submitted as part of the WPCP application. This design will facilitate concurrent closure of the heap as each heap cell is finished leaching. This will allow the Closure Plan to be initiated during operations. At the end of active mining, the site can be closed at minimal technical risk. This reduces the closure duration and liability and the commensurate reclamation bond.

Air Quality Class II Permit

The Nevada Bureau of Air Pollution Control issues air quality operating permits to stationary and temporary mobile sources that emit regulated pollutants to ensure that these emissions do not harm public health or cause significant deterioration in areas that presently have clean air. This is achieved by stipulating specific permit conditions designed to limit the amount of pollutants that sources may emit into the air as a regular part of their business processes.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Any process/activity that is an emission source requires an air quality permit. Nevada Revised Statute (NRS) 445B.155 defines an emission source as “any property, real or personal, which directly emits or may emit any air contaminant.”

The Class II Permit for Gibellini is for facilities that emit less than 100 tons per year for any one regulated pollutant. Since the vanadium processing will utilize a heap leach, the emissions will be under the threshold for more complex air permits. The engineering design incorporates stringent emission control technology to minimize emissions. The modeled emissions from the entire Gibellini Project are well below the National Ambient Air Quality Standards (NAAQS).

The Enhanced Baseline Reports (EBR’s) were extensively used in the Project engineering design to ensure that potential environmental impacts identified in the EBR’s would be avoided or minimized by facility design. These engineering controls help ensure that avoidance of potential environmental impacts is “built into” the project from the start of the design process. Doing so will allow Environmental Protection Measures to be taken to minimize the risk of impacts that cannot be completely avoided in the design and ensure up-front project planning that is sensitive to all environmental resources.

Integration with BLM 12-month 3355 EIS Process

The Nevada state permit applications were brought forward in the permitting process to identify any issues resulting from NDEP review that could affect the project design in the Plan of Operations early. By resolving the State permitting issues prior to the start of the EIS, it will help ensure that the 12-month schedule mandated by the BLM Secretarial Order 3355 (S.O. 3355) can be met and interruptions to the schedule can be avoided.

Prophecy continues with its EPCM work and expects Phase 1 of the EPCM, updating basic engineering design, to be completed by 2020; Phase 2, equipment procurement and detailed engineering design, to be completed in 2021; Phase 3, facilities construction, to start in 2021 and be completed in 2022 with the Gibellini Project wet commissioning expected to be in 2022.

The Company intends to spend the available funds as set forth above based on annual budgets approved by the Board of Directors consistent with established internal control guidelines, and programs recommended in the Gibellini PEA. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under “Risk Factors”.

Pulacayo-Paca Property, Bolivia

On January 2, 2015, pursuant to the terms of the acquisition agreement entered into between the Company and Apogee Silver Ltd. (“Apogee”), Prophecy acquired the Pulacayo Project in Bolivia through the acquisition of the issued and outstanding shares of ASC Holdings Limited and ASC Bolivia LDC, which together, hold the issued and outstanding shares of ASC Bolivia LDC Sucursal Bolivia. ASC Bolivia LDC Sucursal Bolivia controls the mining rights to the concessions through a separate joint venture agreement with the Pulacayo Ltda. Mining Cooperative who hold the mining rights through a lease agreement with state owned Mining Corporation of Bolivia, COMIBOL.

The Pulacayo Project comprises seven concessions covering an area of approximately 3,550 hectares of contiguous mining concessions centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 km east of the town of Uyuni in the Department of Potosi in southwestern Bolivia. Also, the project is located 107 km northeast of Sumitomo Corporation’s San Cristobal silver mine, 185 km southwest of Coeur Mining, Inc.’s San Bartolome silver mine, and 139 km north of Pan American Silver Corp.’s San Vicente silver mine.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

On October 7, 2019, the Company announced that the Pulacayo Mining Production Contract (“MPC”) between Prophecy and COMIBAL was executed on October 3, 2019. The MPC grants Prophecy the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years. It is comparable to a mining license in Canada or the United States.

In November 2017, Prophecy received an independent technical report with an effective date of October 20, 2017 titled “Updated Mineral Resource Estimate and Technical Report for the Pulacayo Project” (the “Report”). The Report was prepared by Mercator Geological Services Limited (“Mercator”) on the Company’s Pulacayo project (the “Project”) and has been filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The Report describes resources estimated following the guidelines of the CIM Definition Standards for Mineral Resources and Mineral Reserves.

Two mineral resource estimates were disclosed according to the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) – one for the Pulacayo deposit and the second for the Paca deposit.

Pulacayo Deposit

Results of the mineral resource estimate prepared by Mercator for the Pulacayo deposit are presented below in Table 20. The Report filed on SEDAR documents the resource estimate.

The Report outlined 2.08 million tonnes at a weighted average grade of Ag 455 g/t, Pb 2.18%, Zn 3.19% (Ag Eq. 594 g/t) in the indicated category and 0.48 million tonnes at a weighted average grade of Ag 406 g/t, Pb 2.08%, Zn 3.93% (Ag Eq. 572 g/t) in the inferred category. The contained metal content estimated by the Company, of the indicated category resources is 30.4 million ounces of silver, 100.0 million pounds of lead, 146.3 million pounds of zinc. The contained metal content estimated by the Company, of the inferred category resource is 6.3 million ounces of silver, 22.0 million pounds of lead, and 41.6 million pounds of zinc (more resource details in the table below).

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 20. Pulacayo Indicated and Inferred Mineral Resource Statement Details

Pulacayo Mineral Resource Statement – Effective October 20, 2017
Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
400	Indicated	2,080,000	455	2.18	3.19	594
	Inferred	480,000	406	2.08	3.93	572

Notes:
(1) Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
(2) Raw silver assays were capped at 1,700 g/t, raw lead assays were capped at 15% and raw zinc assays were capped at 15%.
(3) Silver equivalent Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000*82.9%).
(4) Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb Pb and US$1.00/lb. Zn. Metal recoveries used in the silver equivalent equation reflect historic metallurgical results disclosed by Apogee Silver Ltd. (Porter et al., 2013).
(5) Metal grades were interpolated within wire-framed, three-dimensional silver domain solids using Geovia-Surpac Ver. 6.6.1 software and inverse distance squared interpolation methods. Block size is 10m(X) by 10m(Z) by 2m(Y). Historic mine void space was removed from the model prior to reporting of resources.
(6) Block density factors reflect three-dimensional modeling of drill core density determinations.
(7) Mineral resources are considered to have reasonable expectation for economic development using underground mining methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
(8) Rounding of figures may result in apparent differences between tonnes, grade and contained ounces.
(9) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(10) * Tonnes are rounded to nearest 10,000.

The contained metals estimated by the Company based on in the October 20, 2017 resource estimate by Mercator are presented in Table 21.

Table 21: Contained Metals Based on October 20, 2017 Pulacayo Deposit** Mineral Resource Estimate

Metal	Indicated Resource	Inferred Resource
Silver	30.4 million oz.	6.3 million oz.
Lead	100.0 million lbs.	22.0 million lbs.
Zinc	146.3 million lbs.	41.6 million lbs.
**Based on the resource estimate Ag Eq. cut-off value of 400 g/t and 100% recovery; figures are rounded to the nearest 100,000th increment
Between 2006 and 2012, a total of 69,739 metres of diamond drilling (226 surface and 42 underground drill holes) was conducted at Pulacayo, results of which support the mineral resource estimate reported in this news release. The Pulacayo site is currently permitted for production at a milling rate of 560 tonnes per day and no known legal, political, environmental, or other risks that would materially affect potential future development have been identified by Prophecy at the effective date of the current (October 20, 2017) mineral resource estimate.

Approximately 85% of the resource tonnage identified at the 400 g/t Ag Eq. cut-off value occurs within 150 meters vertical distance from the main San Leon tunnel, which may facilitate future mineral extraction.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Paca Deposit

The Paca deposit is located in Bolivia approximately 7 km north of the Pulacayo deposit.

Results of the mineral resource estimate prepared by Mercator for the Paca deposit are presented below in Table 3. The Report described previously and filed on SEDAR documents the resource estimate.

The Report outlined 2.54 million tonnes at a weighted average grade of Ag 256 g/t, Pb 1.03%, Zn 1.10% (Ag Eq. 342 g/t) in the inferred category. The contained metal content estimated by the Company, of the inferred category resources is 20.9 million ounces of silver, 57.7 million pounds of lead, 61.6 million pounds of zinc. (more resource details in the table below).

Table 22. Paca Inferred Mineral Resource Statement Details

Paca Mineral Resource Statement – Effective October 20, 2017
Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
200	Inferred	2,540,000	256	1.03	1.10	342

Notes:
(1) Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
(2) Raw silver assays were capped at 1,050 g/t, raw lead assays were capped at 5% and raw zinc assays were capped at 5%.
(3) Silver equivalent Ag Eq. (g/t) = Ag (g/t) + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results.
(4) Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb Pb and US$1.00/lb Zn and reflect those used for the Pulacayo deposit mineral resource estimate reported above.
(5) Metal grades were interpolated within wire-framed, three-dimensional solids using Geovia-Surpac Ver. 6.7 software and inverse distance squared interpolation methods. Block size is 5m (X) by 5m (Z) by 2.5m (Y). Historic mine void space was removed from the model prior to reporting resources.
(6) A block density factor of 2.26g/cm³ was used and reflects the average of 799 density measurements.
(7) Mineral resources are considered to have reasonable expectation for economic development using combined underground and open pit methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
(8) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(9) *Tonnes are rounded to nearest 10,000.

The contained metals estimated by the Company based on the October 20, 2017 resource estimate by Mercator are presented in Table 23.

Table 23. Contained Metals Based on October 20, 2017 Paca Deposit** Mineral Resource Estimate

Metal	Inferred Resource
Silver	20.9 million oz.
Lead	57.7 million lbs.
Zinc	61.6 million lbs.
**Based on the resource estimate Ag Eq. cut-off value of 200 g/t and 100% recovery; figures are rounded to the nearest 100,000th increment.

The resource estimate is based on results of 97 diamond drill holes and 1 reverse circulation drill hole totaling 18,160 meters completed between 2002 and 2007.

The geology of the Paca deposit includes a core zone of feeder-style mineralization associated predominantly with brecciated andesite, plus additional zones of shallowly dipping mantos-style mineralization that are hosted by the surrounding volcano-sedimentary sequence. The Paca deposit remains open at depth and along strike.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

The Paca mineralization starts from surface and the deposit may be amenable to open-pit mining and this will be evaluated further in the future.

The Company’s research has shown that relatively few silver open pit deposits have been defined at resource cut-off values of 200 g/t Ag Eq. or more.

Permitting and Licensing

Pulacayo Mining Production Contract (“MPC”) between Prophecy and the Corporación Minera de Bolivia (“COMIBOL”), a branch of the Bolivian Ministry of Mining and Metallurgy, was executed on October 3, 2019.

Prophecy was notified of final government resolution approving the MPC on September 27, 2019. The MPC grants Prophecy the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years. It is comparable to a mining license in Canada or the United States.

Exploration

On September 30, 2019, the Company announced a 5,000-meter diamond drilling at Pulacayo has started with first set of assay results expected in early November 2019. Pictures of core samples are available at www.prophecydev.com.

Phase 1 drilling is comprised of surface drilling to expand the NI43-101 compliant Paca resource (see Company’s press release dated November 22nd, 2017) in the northern and eastern directions where previous drill holes encountered high grade surface intercepts, including PND-062, which included 42 meters of 406 g/t Ag located on the edge of the resource envelope. The Company will also evaluate upgrading the Paca resource from an Inferred category to Measured and Indicated categories through infill drilling. Some of the high-grade zone extensions being explored are shown below:

hole Nº	from – to (m)	int (m)	Ag(g/t)	Pb(%)	Zn
PND008	18.0 – 33.5	15.5	314	1.0	0.4
PND029	12.0 – 22.3	10.3	436	0.0	0.0
PND062	10.0 – 52.0	42.0	406	0.8	0.1
ESM2	0.0 – 38.0	38.0	411	1.4	1.2

The geology of the Paca deposit includes a core zone of feeder-style mineralization associated predominantly with brecciated andesite, plus additional zones of shallowly dipping mantos-style mineralization that are hosted by the surrounding volcano-sedimentary sequence. The Paca deposit remains open at depth and along strike. The Paca mineralization starts from surface, and the deposit may be amenable to open-pit mining which will be evaluated in the future.

Further to the September 30th, 2019 news, the Company reported that five diamond drill holes have been completed at Paca. The samples have been sent to the ALS Chemex laboratory in Oruro, Bolivia.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Phase 2 drilling is scheduled to commence in November 2019. The plan is to expand the Pulacayo resource base along strike from 1km to 3km and at depth from 300m to 600m. There will also be infill drilling to confirm the geological model and test continuity of shallow high grade indicated resource blocks that are near the San Leon tunnel and accessible through the existing adit. Some of the high-grade zone extensions being explored are shown below:

hole Nº	from – to (m)	int (m)	Ag(g/t)	Pb(%)	Zn %	Distancefrom adit (m)
PUD005	96.2 – 108.0	11.9	689	1.9	1.4	-67.5
PUD007	70.0 – 96.8	26.8	517	2.3	4.2	-44.5
PUD057	374.0 – 378.0	4.0	1,184	0.8	2.3	-137.5
PUD069	281.0 – 294.0	13.0	624	2.1	4.2	-46.0
PUD109	293.6 – 298.4	4.8	3,607	3.8	4.1	-30.4
PUD118	174.0 – 184.0	10.0	1,248	1.7	2.6	-93.9
PUD134	128.2 – 151.5	23.3	514	1.3	1.9	-55.7
PUD150	290.0 – 302.0	11.2	882	0.4	0.6	-75.2
PUD159	343.0 – 354.0	11.0	790	0.6	0.6	-116.6
PUD170	237.0 – 239.0	2.0	3,163	0.1	0.9	-32.5

On October 28, 2019, the Company announced the diamond drilling results from Phase 1 drilling at Paca. Borehole PND 110 intersected 89 meters grading 378 g/t Ag-Equivalent (“AgEq;” 279 g/t Ag, 1.28% Zn, 1.17% Pb) starting from 9 meters downhole, including 12 meters grading 1,085 g/t Ag starting at just 16 meters downhole.
Phase 1 Drill highlights include:

●
PND107: 54.0 meters of 238 g/t AgEq (151 g/t Ag, 1.01% Zn, 1.17% Pb) from 55.0 to 109.0 meters;

●
PND108: 24.0 meters of 307 g/t AgEq (200 g/t Ag, 0.60% Zn, 2.12% Pb) from 33.0 to 57.0 meters;

●
PND109: 28.0 meters of 281 g/t AgEq (242 g/t Ag, 0.27% Zn, 0.69% Pb) from 15.0 to 43.0 meters;

●
PND110: 89.0 meters of 378 g/t AgEq (279 g/t Ag, 1.28% Zn, 1.17% Pb) from 9.0 to 98.0 meters;

●
PND112: 1.0 meters of 904 g/t AgEq (890 g/t Ag, 0.05% Zn, 0.31% Pb) from 21.0 to 22.0 meters;

●
PND 113: 25.0 meters of 209 g/t AgEq (196 g/t Ag, 0.04% Zn, 0.29% Pb) from 3.0 to 28.0 meters.

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 77% of reported core lengths.

Silver equivalent (“AgEq”) calculation is based on NI43-101 compliant 2017 resource report completed for the Paca deposit by Mercator Geological Services (see Company’s press release dated November 22nd, 2017). Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t) + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

PUD110 reported the highest silver width-grade intercept at the Paca project to date, which now has over 19,000 drill meters completed between Prophecy and the previous operator since 2002.
These Phase 1 drill results are anticipated to increase the overall tonnage and upgrade the confidence level of the current NI43-101 compliant resource estimate prepared independently by Mercator Geological Services Ltd in 2017 (Effective from October 20th, 2017; available on SEDAR.com):

Paca Inferred Mineral Resource Statement Details

Paca Mineral Resource Statement – Effective October 20, 2017
Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
200	Inferred	2,540,000	256	1.03	1.10	342
Contained Metals(million oz,lb,lb)			20.9	57.7	61.6

Notes:
(1) Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
(2) Raw silver assays were capped at 1,050 g/t, raw lead assays were capped at 5% and raw zinc assays were capped at 5%.
(3) Silver equivalent Ag Eq. (g/t) = Ag (g/t) + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz.
Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results.
(4) Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb Pb and US$1.00/lb Zn and reflect those used for the Pulacayo deposit mineral resource estimate reported above.
(5) Metal grades were interpolated within wire-framed, three-dimensional solids using Geovia-Surpac Ver. 6.7 software and inverse distance squared interpolation methods. Block size is 5m (X) by 5m (Z) by 2.5m (Y). Historic mine void space was removed from the model prior to reporting resources.
(6) A block density factor of 2.26g/cm³ was used and reflects the average of 799 density measurements.
(7) Mineral resources are considered to have reasonable expectation for economic development using combined underground and open pit methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
(8) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(9) Tonnes are rounded to nearest 10,000.
(10) Contained Metals Based On October 20, 2017 Paca Deposit** Mineral Resource Estimate
(11) **Based on the resource estimate Ag Eq. cut-off value of 200 g/t and 100% recovery; figures are rounded to the nearest 100,000th increment.
(12) The resource estimate is based on results of 97 diamond drill holes and 1 reverse circulation drill hole totaling 18,160 meters completed between 2002 and 2007.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Shortly, Prophecy plans to announce the commencement of a Phase 2, 5,000 meter drill program to expand near-surface resources at Paca and Pulacayo, which has ~3km strike length and is located 7km south of Paca.
The complete detailed composited drill intersections of mineralization are tabulated as below:

Hole	From(m)	To (m)	Length(m)	Ag (g/t)	Zn %	Pb %	AgEq
PND107
	55.0	109.0	54.0	151	1.01	1.17	238
incl …	70.0	77.0	7.0	178	0.97	1.37	271
and …	70.0	109.0	39.0	180	1.20	1.34	283
and …	87.0	109.0	22.0	240	1.23	1.65	355
PND108
	15.0	65.0	50.0	135	0.40	1.42	208
incl …	33.0	57.0	24.0	200	0.60	2.12	307
and …	33.0	43.0	10.0	257	0.41	1.49	333
	94.0	96.0	2.0	160	0.94	0.52	220
PND109
	15.0	43.0	28.0	242	0.27	0.69	281
incl …	20.0	29.0	9.0	391	0.26	1.10	445
and …	24.0	26.0	2.0	1223	0.42	3.20	1365
and …	37.0	43.0	6.0	282	0.31	0.52	315
	75.0	173.0	98.0	15	2.47	1.28	168
incl …	93.0	94.0	1.0	167	3.64	1.24	367
PND110
	9.0	182.0	173.0	95	1.63	1.40	273
incl…	9.0	98.0	89.0	279	1.28	1.17	378
and…	9.0	28.0	19.0	718	0.05	0.74	749
and…	9.0	12.0	3.0	145	0.07	0.90	183
and…	16.0	28.0	12.0	1085	0.04	0.71	1115
and…	44.0	180.0	138.0	87	1.59	2.01	233
and…	44.0	46.5	2.5	111	0.61	1.09	179
and…	44.0	98.0	54.0	98.0	2.03	1.52	343
and…	52.0	54.0	2.0	115	1.61	1.33	234
and…	60.0	82.0	22.0	328	1.98	1.43	466
and…	61.0	65.0	4.0	1248	1.93	2.88	1441
and…	86.0	94.0	8.0	270	2.83	2.74	495
and…	97.0	98.0	1.0	155	3.26	3.03	409
PND111
	0.0	2.4	2.4	110	0.16	0.58	139
PND112
	12.0	28.0	16.0	154	0.08	0.39	173
incl…	21.0	22.0	1.0	890	0.05	0.31	904
	33.0	36.0	3.0	120	0.07	2.40	216
	43.0	44.6	1.6	100	0.23	1.58	171
PND113
	3.0	28.0	25.0	196	0.04	0.29	209
incl…	3.0	17.0	14.0	185	0.04	0.38	202
and…	21.0	28.0	7.0	310	0.04	0.19	320

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 77% of reported core lengths.

Prophecy adopts industry recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and one blank sample is inserted into the sample stream every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates including lab duplicates and standards and are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation, and then shipped to ALS Global laboratories for analysis in Lima, Peru. Samples were analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company’s secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.

Ulaan Ovoo Coal, Property

For more detailed information about the Ulaan Ovoo property, please refer to the relevant section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

On October 16, 2018, the Company announced that it executed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at Prophecy’s Ulaan Ovoo coal mine and will pay Prophecy USD$2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee has paid Prophecy USD$100,000 in cash, as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew. The Lessee will pay all government taxes and royalties related to its proposed mining operation.

The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of $100,000 (paid), and USD$150,000 and USD$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the USD$2.00 per tonne Production Royalty payments to be made to Prophecy as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement.

Ulaan Ovoo mine was commissioned in March 2019, however the operation was stopped in April and May due to the late approval of 2019 environmental plan; this approval has been issued in June 2019.

On July 9, 2019, the Company announced that Ulaan Ovoo mine achieved record monthly coal production of 37,800 tonnes in June 2019.

Chandgana Coal, Properties

For more information about the Chandgana coal properties and power plant project, please refer to the relevant section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. The Company reports that it successfully converted its Chandgana Khavtgai (Khavtgai Uul) coal exploration license to a mining license. For the Chandgana Tal project, the Company intends to discuss the need to update the detailed environmental impact assessment and mining feasibility study with the relevant ministries and complete the requirements to maintain the licenses.

5.
SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected consolidated financial information for the eight most recently completed quarters:

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

	2019	2019	2019	2018
	Q3	Q2	Q1	Q4

Operating expense	$(715,475)	$(820,893)	$(794,098)	$(1,318,475)
Net gain/(loss)	(1,019,268)	6,966,029	(908,859)	(16,044,665)
Net loss per share, basic and diluted	$(0.01)	$0.07	$(0.01)	$(0.20)
Comprehensive gain/(loss )	(1,019,268)	6,966,029	(908,859)	(15,975,825)
Comprehensive gain/(loss)per share, basic and diluted	$(0.01)	$0.07	$(0.01)	$(0.20)

	2018	2018	2018	2017
	Q3	Q2	Q1	Q4

Operating expense	$(636,172)	$(780,818)	$(562,918)	$(1,277,507)
Net loss	(634,337)	(916,247)	(589,219)	(17,869,936)
Net loss per share, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.32)
Comprehensive loss	(610,797)	(966,787)	(643,219)	(17,857,776)
Comprehensive loss per share, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.32)

The fluctuation on quarterly net loss is primarily due to Share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, advertising and promotion expenses, the impairment losses recognized on resource properties, and debt settlements.

6.
DISCUSSION OF OPERATIONS

The reader is encouraged to refer to Note 6 of the Company’s Annual Financial Statements for the year ended December 31, 2018 for Prophecy’s IFRS accounting policies. For discussion on each project, the reader is encouraged to refer to the “Business Overview” section of this MD&A.

Nine Months Ended September 30, 2019 and 2018 (2019 period and 2018 period)

	Nine Months Ended September 30,
Operating Expenses	2019	2018
Advertising and promotion	$556,626	$363,934
Consulting and management fees	166,052	192,155
General and administrative expenses	1,030,165	631,467
Professional fees	182,151	224,722
Share-based payments	232,602	417,582
Travel and accommodation	162,870	150,048
	$2,330,466	$1,979,908

The Company had an operating loss of $2,330,466 for nine months ended September 30, 2019, compared with an operating loss of $1,979,908 for 2018 period.

Of note are the following items:

●
advertising and promotion expenses were higher in 2019 period compared to 2018 period by $192,692. The Company is working with the financial community to make its project known. Investor relations remains a priority due to the ongoing need to attract investment capital;

●
Consulting and management fees, and professional fees were lower for 2019 period compared to 2018 period respectively by $26,103 and by $42,571;

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

●
general and administrative fees consisting of general office expenses and administrative services related to maintaining the Company’s exchange listings and complying with securities regulations along with insurance, salaries and directors’ fees. General and administrative expenses increased by $398,698 during 2019 period compared to 2018 period. The increase was mainly due to higher salary related expenses associated with the hiring of the new CEO.

●
non-cash Share-based payments expenses decreased by $184,980 as there were fewer stock options in 2019 period due to 1,258,000 stock options cancelled and forfeited, 315,000 expired and 440,000 exercised; and

●
travel and accommodation expenses slightly increased by $12,822 due to increased property site visits and travels to promote the Company.

For the nine months ended September 30, 2019, the Company’s “Other Items” amounted to a gain of $7,368,368 compared to a loss of $159,895 in 2018 period. During the period ended September 30, 2019, the Company and legal counsel reassessed the status of tax rulings and determined that the probability of a re-issuance of a tax claim against the Company in connection with the above was remote. As a result, the Company has written off the tax liability and recorded a debt settlement gain in the amount of $7,952,700. In 2019 period, the Company wrote off costs incurred for the Pulacayo Project of $721,378 as there were no changes to the impairment assessment since December 31, 2018.

	Nine Months Ended September 30,
Other Items	2019	2018
Costs in excess of recovered coal	$150,938	$127,901
Debt settlement gain	(7,952,700)	-
Foreign exchange (gain)/loss	(287,984)	40,236
Miscellaneous income	-	(50,000)
Impairment of mineral property	721,378	41,758
	$(7,368,368)	$159,895

Three Months Ended September 30, 2019 and 2018 (Q3 2019 and Q3 2018)

Results of operations are summarized as follows:

	Three Months Ended September 30,
Operating Expenses	2019	2018
Advertising and promotion	$211,770	$30,991
Consulting and management fees	49,000	65,268
General and administrative expenses	251,979	237,669
Professional fees	86,506	115,658
Share-based payments	64,480	105,586
Travel and accommodation	51,740	81,000
	$715,475	$636,172

The Company had an operating loss of $715,475 for Q3 2019, compared with an operating loss of $636,172 for Q3 2018.

The increase in operating expenses by $79,303 was mostly due to the increased advertising and promotion expenses by 180,779, general and administrative expenses by $14,310. This increase was offset by a decrease in consulting and management fees by $16,268, professional fees by $29,152, share-based payments by $41,106, and travel and accommodation by $29,260.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

For Q3 2019, the Company’s “Other Items” amounted to a loss of $303.793 compared to a gain of $1,835 for Q3 2018.

	Three Months Ended September 30,
Other Items	2019	2018
Costs in excess of recovered coal	$87,574	$43,052
Debt settlement gain	-	-
Foreign exchange (gain)/loss	(109,180)	(14,582)
Miscellaneous income	-	(50,000)
Impairment of mineral property	325,399	19,695
	$303,793	$(1,835)

7.
PROPOSED TRANSACTIONS

As at the date of this MD&A there are no proposed transactions where the Board of Directors or senior management believes that confirmation of the decision by the Board is probable or with which the Board and senior management have decided to proceed.

8.
LIQUIDITY AND CAPITAL RESOURCES

Working Capital

The Company utilizes existing cash received from prior issuances of equity instruments to provide liquidity to the Company and finance exploration projects.

At September 30, 2019, the Company had cash flow of $1,983,818 representing a decrease of $3,320,279 from $5,304,097 held at December 31, 2018. The Company’s working capital at September 30, 2019 was $655,051 compared to a working capital of $3.83 million at December 31, 2018.

On September 6, 2019, the Company closed its non-brokered private placement for gross proceeds of $2,600,000 through the issuance of 13,000,0000 Shares at a price of $0.20 per Share. On October 18, 2019, the Company closed a non-brokered private placement for gross proceeds of $3,900,000 through the issuance of 9,750,000 Shares at a price of $0.40 per Share.

As at this MD&A date, the Company has cash flow of $4 million and the Company’s working capital is $3 million.
The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

The Company’s cash flow highlights for the nine months ended September 30, 2019, are presented in the table below.

Cash Flow Highlights

Operating activities: During the nine months ended September 30, 2019, cash used in operating activities was $1,863,565 compared to $1,847,848 cash used during 2018 period. The increased outflows in 2019 related to increased activities of the Company to develop the Gibellini and Pulacayo projects.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Investing activities: During the nine months ended September 30, 2019, the Company used $4,277,760 in investing activities (2018 - $2,670,804). During 2019 period, the Company spent $4,200,957 on the Gibellini Project exploration activities and $76,803 for purchase of equipment. During 2018 period, the Company spent $60,940 for purchase of marketable securities, $95,857 for purchase of equipment and $2,514,007 on mineral property acquisition and exploration activities.

Financing activities: During the nine months ended September 30, 2019, the Company paid $26,466 for corporate office lease. As the Company adopted new accounting policy IFRS 16 on January 1, 2019 and in accordance with IFRS 16, cash payments for the lease liability are presented as cash flow from financing activities (see Note 11). Also, during the nine months ended September 30, 2018, the Company received $2,479,791 (2018 - $1,143,446) from Share subscriptions, $117,150 from option exercise, and $250,572 from warrant exercise.

Capital Resources

As an exploration and development company, Prophecy has no regular cash in-flow from operations, and the level of operations is principally a function of availability of capital resources. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. See Section “Risk Factors” set out in the Company’s AR. To date, the principal sources of funding have been equity and debt financing. Many factors influence the Company’s ability to raise funds, and there is no assurance that the Company will be successful in obtaining adequate financing and at favourable terms for these or other purposes including general working capital purposes.

For the foreseeable future, as existing properties are explored, evaluated and developed, the Company will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The Company expects to continue requiring cash for operations and exploration and evaluation activities as expenditures are incurred while no revenues are generated. Therefore, its continuance as a going concern is dependent upon its ability to obtain adequate financing to fund future exploration, evaluation and development of the Gibellini Project and the potential construction of a mine, in order to reach profitable levels of operation. The Company has managed its working capital by controlling its spending on its properties and operations. Due to the ongoing planned advancement of project milestones for the Gibellini Project, the Company will continue to incur costs associated with exploration, evaluation and development activities, while no revenues are being generated.

The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern that these uncertainties are material and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and discharge its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. These adjustments could be material.

Contractual Commitments

Prophecy’s commitments related to mineral properties are disclosed in Note 13 to the Annual Financial Statements. The Company has no commitments for capital expenditures. Prophecy’s other commitments include a corporate office lease:

	2019	2020	2021	2022	Total

Office Lease Obligations	$11,892	$45,489	$24,574	$9,540	$91,494
	$11,892	$45,489	$24,574	$9,540	$91,494

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

Capital Risk Management

Prophecy considers its capital structure to consist of Share capital, stock options and Share purchase warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration and development of its projects and to pursue and support growth opportunities. The Board of Directors does not establish quantitative returns on capital criteria for management. The Company is not subject to externally imposed capital requirements. There has been no change in the Company’s approach to capital management during the nine-month period ended September 30, 2019.

Management is aware that market conditions, driven primarily by vanadium, silver, other metal and coal prices, may limit the Company’s ability to raise additional funds. These factors, and others, are considered when shaping the Company’s capital management strategy.

9.
CONTINGENCIES

ASC tax claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Agreement, Prophecy agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project.  During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 ($7,952,700) in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.

Apogee disputed the assessment and disclosed to the Company that it believed the notice was improperly issued.  The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. The Company received a positive Resolution issued by the Bolivian Constitutional Court that among other things, declared null and void the previous Resolution of the Bolivian Supreme Court issued in 2011 (that imposed the tax liability on ASC Bolivia LDC Sucursal Bolivia) and sent the matter back to the Supreme court to consider and issue a new resolution.

During the period ended June 30, 2019, the Company and legal counsel reassessed the status of tax rulings and determined that the probability of a re-issuance of a tax claim against the Company in connection with the above was remote. As a result, the Company has written off the tax liability and recorded a debt settlement gain in the amount of $7,952,700 on its consolidated statements of operations and comprehensive loss.

There can be no assurance that the national tax authority in Bolivia will not re-commence appeals on the above rulings.

Red Hill tax claim

During the year ended December 31, 2014, the Company’s wholly-owned subsidiary, Red Hill Mongolia LLC (“Red Hill”) was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only MNT235,718,533 from Red Hill’s claimed VAT credit of MNT2,654,175,507. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded.  The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal.  On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment.

Due to the uncertainty of realizing the VAT balance, the Company has recorded an impairment charge for the full VAT balance in the year ended December 31, 2015.

In June 2019, the Company received a positive resolution issued from the Capital City Tax Tribunal, which is binding and final, affirmed Red Hill’s outstanding VAT credit of 1.169 billion MNT resulted from past mining equipment purchases. The VAT credit can be used to offset taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months processing time.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

10.
RELATED PARTY DISCLOSURES

Prophecy had related party transactions with the following companies, related by way of directors and key management personnel:

●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of Prophecy, provides consulting services to the Company.
●
Sophir Asia Ltd., a private company controlled by Masa Igata, Director of Prophecy, provides consulting services to the Company.

A summary of amounts paid or accrued to related parties is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Related parties	2019	2018	2019	2018
Directors and officers	$474,852	$325,080	$1,578,135	$843,323
MaKevCo Consulting Inc.	5,500	4,700	15,900	14,100
Sophir Asia Ltd.	4,900	4,400	14,700	13,200
	$485,252	$334,180	$1,608,735	$870,623

A summary of the transactions by nature among the related parties is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Related parties	2019	2018	2019	2018
Consulting and management fees	$48,948	$64,518	$166,000	$190,017
Directors' fees	38,643	16,055	78,043	43,055
Mineral properties	312,662	182,357	863,387	426,551
Salaries	84,999	71,250	501,305	211,000
	$485,252	$334,180	$1,608,735	$870,623

As at September 30, 2019, amounts due to related parties totaled $39,130 (December 31, 2018 – $4,634).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company. The amounts due to related parties is summarized below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Key Management Personnel	2019	2018	2019	2018
Salaries and short term benefits	$106,649	$83,046	$560,132	$237,004
Share-based payments	91,689	120,600	314,992	417,535
	$198,339	$203,646	$875,125	$654,539

11.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Company followed the same accounting policies and methods of computation in the Annual Financial Statements for the nine months ended September 30, 2019. The significant accounting policies applied, and recent accounting pronouncements are described in Notes 4 and 6 to the Annual Financial Statements and Note 2(c) to the Company’s unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2019.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

In preparing the condensed consolidated interim financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates include the rates of amortization for property and equipment, the useful life and recoverability of long-lived assets, the recoverability of accounts receivable, determination of environmental obligation provision for closure and reclamation, accounts payable and accrued liabilities, the assumptions used in the determination of the fair value of financial instruments and share-based payments, and the determination of the recoverability of deferred income tax assets bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Readers are encouraged to read the significant judgements, estimates and assumptions as described in Note 5 to the Annual Financial Statements.

Changes in and Initial Adoption of Accounting Standards

In the current period, the Company, for the first time, has applied IFRS 16 Leases (as issued by the IASB in January 2016) effective January 1, 2019, using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information and continues to be reported under IAS 17, Leases and IFRIC 4, Determining Whether an Arrangement Contains a Lease. IFRS 16 introduces new or amended requirements with respect to lease accounting. It introduces changes to the lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset and a lease liability at the lease commencement for all leases, except for short-term leases and leases of low value assets. In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged.

The Company’s leases consist of corporate office lease arrangements. The Company, on adoption of IFRS 16, recognized lease liabilities in relation to office leases which had previously been classified as operating leases under the principles of IAS 17. In relation, under the principles of the new standard these leases are measured as lease liabilities at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019. The associated right-of-use asset has been measured at the amount equal to the lease liability on January 1, 2019. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset (refer to Note 5 and Note 9).

Furthermore, the right-of-use asset may be reduced due to impairment losses.
The following table reconciles the Company’s operating lease commitments at December 31, 2018, as previously disclosed in the Company’s Annual Financial Statements, to the lease liability recognized on adoption of IFRS 16 at January 1, 2019:

Adoption of IFRS 16
Lease commitments as at December 31, 2018	124,556
Less short-term commitments	(32,313)
92,243
Impact of discounting	(10,626)
Lease liability as of January 1, 2019	81,617

For more details please refer to Notes 2(c), 5, and 9 to the Company’s unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2019.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

12.
FINANCIAL INSTRUMENTS AND RELATED RISKS

The Board of Directors, through the Audit Committee is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. Prophecy manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk in accordance with its risk management framework. The Company’s board of directors’ reviews Prophecy’s policies on an ongoing basis.

Financial Instruments

A description of financial instruments is included in Note 20 to the Annual Financial Statements and Note 12 to the Company’s unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2019. Effective January 1, 2018, the Company has adopted IFRS 9 – Financial instruments. The implementation of the new standard resulted in no impact on the measurement of the Company’s reported financial results; however additional disclosures have been provided.

Related Risks

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at September 30, 2019, the Company had a cash balance of $1,983,818 (December 31, 2018 – $5,304,097). As at September 30, 2019, the Company had accounts payable and accrued liabilities of $1,629,111 (December 31, 2018 - $1,636,786), which have contractual maturities of 90 days or less.

(b)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and restricted cash equivalents and receivables, net of allowances. Management believes that the credit risk concentration with respect to these financial instruments is remote as the balances primarily consist of amounts on deposit with a major financial institution and amounts receivable from the Government of Canada. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

(c)
Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2019.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

(ii)
Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has exploration and development projects in the United States, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at September 30, 2019, with other variables unchanged, a 10% (December 31, 2018 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $146,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $80,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $53,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(iii)
Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earning due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

13.
RISKS AND UNCERTAINTIES

Prophecy’s business is the exploration, evaluation and development of mining properties. Thus, the Company’s operations are speculative due to the high-risk nature of its business. The following list details existing and future material risks to the Company. The risks described below are not listed in any particular order and are not meant to be exhaustive. Additional risks and uncertainties not currently known to the Company, or those that it currently deems to be immaterial, may become material and adversely affect the Company. The realization of any of these risks may materially and adversely impact the Company’s business, financial condition or results of operations and/or the market price of the Company’s securities. Each of these risk factors is discussed in more detail under “Risk Factors” in the Company’s Form 20-F for the year ended December 31, 2018, which is available under the Company’s SEDAR profile at www.sedar.com.

●
History of net losses;
●
Capital costs, operating costs, production and economic returns;
●
Exploration and development risks;
●
No history of profitable mineral production;
●
Mineral reserves / mineral resources;
●
Environmental risks;
●
Foreign operations;
●
Reform of the General Mining Law in the U.S;
●
Government approvals and permits;
●
Property interests;
●
Mineral claims, mining leases, licenses and permitting;
●
Title risks;
●
First Nation;
●
Competition;
●
Inherent risks;
●
Reliance on key personnel;
●
Volatility of mineral prices,
●
Currency fluctuations;

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

●
Global and local financial conditions;
●
Third-party contractors;
●
Andy-bribery legislations;
●
Uninsured risks;
●
No dividend payments;
●
Related party transactions;
●
Litigation and regulatory proceedings;
●
Cyber security;
●
Foreign private issuer;
●
Non-Canadian investors;
●
Emerging growing company;
●
Additional risks.

14.
DISCLOSURE CONTROLS AND PROCEDURES

Design of Internal Controls over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by Prophecy in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Prophecy’s disclosure committee is comprised of the Chief Executive Officer and senior members of management. The disclosure committee’s responsibilities include determining whether information is material and ensuring the timely disclosure of material information in accordance with securities laws. The board of directors is responsible for reviewing the Company’s disclosure policy, procedures and controls to ensure that it addresses the Company’s principal business risks, and changes in operations or structure, and facilitates compliance with applicable legislative and regulatory reporting requirements.

The Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that the Company’s disclosure controls and procedures were effective during the nine months ended September 30, 2019.

Design of Internal Controls over Financial Reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

●
pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions, acquisition and disposition of assets and liabilities;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of Prophecy; and

●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets, and incurrence of liabilities, that could have a material effect on the financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective during the nine months ended September 30, 2019.

PROPHECY DEVELOPMENT CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2019
(Expressed in Canadian Dollars, except where indicated)

15.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to the Company’s internal control over financial reporting during the nine months ended September 30, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

16.
DISCLOSURE OF OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company had a total of:

●
121,299,508 Shares outstanding with recorded value of $181,322,648;

●
9,752,500 stock options outstanding with a weighted average exercise price of $0.31. The options are exercisable to purchase one Share at prices ranging from $0.20 to $0.50 and expire between April 2020 and November 2024; and

●
26,666,597 Share purchase warrants outstanding with a weighted average exercise price the equivalent of $0.44. The Share purchase warrants are exercisable to purchase one Share at prices ranging from the equivalent of $0.40 to $0.70 and expire between May 2020 and June 2022.

17.
OFF-BALANCE SHEET ARRANGEMENTS

During the nine months ended September 30, 2019, Prophecy was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of Prophecy.